U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 FORM U-9C-3




                   QUARTERLY REPORT PURSUANT TO RULE 58 OF
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 For the quarterly period ended June 30, 1998



                          New Century Energies, Inc.
                     (Name of Registered Holding Company)

                   1225 17th Street, Denver, Colorado 80202
                  (Address of Principal Executives Offices)

                      Inquires concerning this Form U-9C-3
                           may be directed to either:

                               Teresa S. Madden
                                  Controller
                          New Century Energies, Inc.
                         1225 17th Street, Suite 900
                               Denver, CO 80202
                                (303) 294-2338

                                      or

                              William M. Dudley
                          Associate General Counsel
                          New Century Energies, Inc.
                         1225 17th Street, Suite 600
                               Denver, CO 80202
                                (303) 294-2500

                          NEW CENTURY ENERGIES, INC.
                                 FORM U-9C-3
                     For the Quarter Ended June 30, 1998

                              Table of Contents

                                                                          Page

Item 1.  Organization Chart                                                  1

Item 2.  Issuances and Renewals of Securities and Capital Contributions      2

Item 3.  Associated Transactions                                             2

Item 4.  Summary of Aggregate Investment                                     3

Item 5.  Other Investments                                                   3

Item 6.  Financial Statements and Exhibits                                   3

SIGNATURE                                                                    4

Item 1. - ORGANIZATION CHART


             Name of                Energy or                                      Percentage of            Nature
             Reporting              Gas Related          Date of       State of      Voting                   of
              Company                Company           Organization  Organization  Securities Held         Business
              -------                -------           ------------  ------------  ---------------         --------

New Century Energies, Inc.(a)

  NC Enterprises, Inc. (a)

   New Century-Cadence, Inc. (a)    Energy-related     August 28, 1997    CO            100%        Holds energy-related company

     Cadence Network LLC            Energy-related     September 3, 1997  DE            33 1/3%     Energy management and consulting
                                                                                                    services; also brokering and
                                                                                                    marketing of energy commodities

   Planergy Group (new) (a)         Energy-related     January 2, 1997    TX            100%        Holds energy-related companies

     Planergy, Inc. (new) (a)       Energy-related     August 19, 1997    TX            100%        Energy management and consulting
                                                                                                    services

    Planergy Services, Inc.(new)(a) Energy-related     July 30, 1987      DE            100%        Energy management and consulting
                                                                                                    services


-----------------------
(a) Directly and/or indirectly holds securities in energy-related companies.

                       Narrative Description of Activities for Reporting Period

New Century Cadence, Inc. - Exclusively in business of holding interest in Cadence Network LLC. Cadence Network LLC provides a single source for both energy management services and products designed to lower energy costs for national companies that operate at multiple locations.

Planergy Group and subsidiaries - Effective April 1, 1998, NC Enterprises, Inc. purchased all of the outstanding common stock, and assumed other outstanding debt, of Falcon Seaboard Energy Services, Inc. (FSES). Subsequently, FSES changed its name to the Planergy Group. Planergy Group consists of two principal operating subsidiaries providing energy management, consulting and demand side
management   services  to  industrial,   commercial,   utility  and  municipal
customers. The operating subsidiaries consist of Planergy, Inc. and Planergy Services, Inc. Other subsidiaries that were acquired are inactive or have no significant operations or employees.

Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTION

CAPITAL CONTRIBUTIONS:

Company                          Company                    Amount of
Contributing                     Receiving                  Capital
Capital                          Capital                    Contribution
-------                          -------                    ------------

NONE

Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies.

Reporting   Associate
Company     Company    Types of    Direct      Indirect       Cost        Total
Rendering   Receiving  Services    Costs       Costs          of          Amount
Services    Services   Rendered    Charged     Charged        Capital     Billed
--------    --------   --------    -------     -------        -------     ------

NONE (a)

(a) Planergy, Inc. has two contracts with Southwestern Public Service Company, a New Century Energies, Inc. system operating company. These contracts were entered into and approved by the Public Utility Commission of Texas prior to the acquisition and, accordingly, are not reported herein.

Part II. - Transactions performed by associate companies on behalf of reporting companies.

Reporting   Associate
Company     Company    Types of    Direct      Indirect       Cost        Total
Rendering   Receiving  Services    Costs       Costs          of          Amount
Services    Services   Rendered    Charged     Charged        Capital     Billed
--------    --------   --------    -------     -------        -------     ------

NONE

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:        (in thousands)

   Total consolidated capitalization as
      of June 30, 1998                         $5,113,110               Line 1

   Total capitalization multiplied by 15%
   (Line 1 multiplied by 0.15)                    766,967               Line 2

   Greater of $50 million or line 2                         $766,967    Line 3

   Total current aggregate investment:
   (categorized by major line of
     energy-related business)
      Energy management services (Category I)      16,828
        Total current aggregate investment                    16,828    Line 4
                                                            --------

   Difference between the greater of $50
   million or 15% of capitalization and
   the total aggregate investment of the
   registered holding company system                        $750,139    Line 5
   (line 3 less line 4)                                     ========

Investments in gas-related companies:

NONE


Item 5. - OTHER INVESTMENTS

Major Line           Other                 Other                  Reason for
of Energy-Related    Investment in Last    Investment in This    Difference in
Business             U-9C-3 Report         U-9C-3 Report        Other Investment
--------             -------------         -------------        ----------------

NONE


Item 6. - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements:

      Exhibit A-1 Financial statements of Cadence Network, LLC for the quarter ended June 30, 1998 - filed under confidential treatment pursuant to Rule 104(b).

      Exhibit A-2 Financial statements of Planergy Group for the quarter ended June 30, 1998 - filed under confidential treatment pursuant to Rule 104(b).

B.   Exhibits:

      Exhibit B-1 Contract between Planergy, Inc. and Southwestern Public Service Company to provide demand-side management services. In accordance with Rule 201 of Regulation S-T, this exhibit is being filed in paper pursuant to a temporary hardship exemption.

      Exhibit B-2 Contract between Planergy, Inc. and Southwestern Public Service Company to provide demand-side management services. In accordance with Rule 201 of Regulation S-T, this exhibit is being filed in paper pursuant to a temporary hardship exemption.

                                    SIGNATURE

      The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                                      New Century Energies, Inc.



                                                      By /s/Teresa S. Madden
                                                      Teresa S. Madden
                                                      Controller


August 28, 1998

With the above signature, I also certify that the corresponding report on Form U-9C-3 for the first quarter of 1998 was filed with New Century Energies, Inc.'s interested state commissions whose names and addresses are listed below.

Public Utilities Commission of the State of Colorado
1580 Logan Street
Denver, CO   80203

Public Service Commission of Wyoming
Hansen Building, Suite 300
2515 Warren Avenue
Cheyenne, WY   82002

Public Utility Commission of Texas
1701 N. Congress Avenue
Austin, Texas   78711

New Mexico Public Utility Commission
224 E. Palace Avenue
Santa Fe, NM   87503

Kansas Corporation Commission
1500 SW Arrowhead Road
Topeka, KS   66604

Oklahoma Corporation Commission
2101 N. Lincoln Blvd., Suite 130
Oklahoma City, OK   73105


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